UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

X Form C: Offering Statement

☐ Form C-U: Progress Update: _____
☐ Form C/A: Amendment to Offering Statement: _____
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer: Harmonic Brass Real Estate Investments, LP

Legal status of Issuer Form: Limited Partnership

Jurisdiction of Incorporation/Organization: North Carolina

Date of organization: May 11, 2021

Physical address of Issuer: 401 Pitts School Rd Northwest, Concord, NC 28027

Website of Issuer: https://habitsofheroes.com/

Is there a Co-Issuer? ___ yes _X__ no. If yes,

Name of Co-Issuer: N/A

Legal status of Co-Issuer Form: N/A

Jurisdiction of Incorporation/Organization: N/A

Date of organization: N/A

Physical address of Co-Issuer: N/A

Website of Co-Issuer: N/A

Name of the intermediary through which the offering will be conducted: RealRise Capital LLC

CIK number of intermediary: 0001879226

SEC file number of intermediary: 007-00324

CRD number, if applicable, of intermediary: 317308

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: 5% platform fee agreed upon with RealRise Capital LLC

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: N/A

Name of qualified third party "Escrow Facilitator" which the Offering will utilize

American Deposit Management LLC

Type of security offered: Debt (Promissory Note)

Target number of securities to be offered: 5,000

Price: $1.00

Target offering amount: $5,000

Oversubscriptions accepted: _X__ yes ___ no

If yes, disclose how oversubscriptions will be allocated on: First-come, first serve basis

Maximum offering amount (if different from target offering amount): $250,000.00

Deadline to reach the target offering amount: December 31, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.



SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Harmonic Brass Real Estate Investments, LP

Signed by:

By Nicholas Riggins

D5D05FA58D24443...

Nicholas Riggins

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signed by:

(Sign) Nicholas Riggins

D5D05FA58D24443...

Nicholas Riggins

CEO

(Date) 6/18/2025

	Most recent fiscal year-end (2024)
Total Assets	$ 10,699.79
Cash & Cash Equivalents	$ 9,694.53
Accounts Receivable	$ -
Total Liabilities	$ 487.98
Revenues/Sales	$ 6222.00
Cost of Goods Sold	$ -
Taxes Paid	$ -
Net Income	$ 5,079.01

Current number of employees

4

June 23, 2025

FORM C

Harmonic Brass Real Estate Investments, LP

(a North Carolina Limited Partnership)

Up to $250,000

Promissory Notes

Table of Contents

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide for Regulation Crowdfunding. This form – Form C – is the form used to provide the information for both Offerings listed.

Each heading below corresponds to a section of the SEC's regulations for Reg CF. In some cases, we've provided instructions for the Company to complete this form.

§227.201(a) – Basic Information About the Company

Name of Company	Harmonic Brass Real Estate Investments, LP
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	North Carolina
Date Company Was Formed (from the Company's Certificate of Organization)	May 11, 2021
Kind of Entity (Check One)	Limited Partnership
Street Address	401 Pitts School Rd Northwest, Concord, NC 28027
Website Address	https://habitsofheroes.com/

See further details about our Company in **Exhibit C: Partnership Agreement**.

§227.201(b) – Directors and Officers of the Company

Name	Nicholas Riggins
All positions with the Company and How Long for Each Position	Managing Partner for 5 years
Business Experience During Last Three Years (Brief Description)	As a U.S Air Force Veteran, founder, president, and CEO of Harmonic Brass, Nicholas Riggins has successfully developed and evolved an impressive portfolio of residential, commercial, and industrial properties. A major real estate owner in the region, Mr. Riggins owns or is building, owning and managing over $10 million worth of assets. Mr. Riggins earned his M.B.A and Masters in Organizational Leadership & Development from Pfeiffer University.
Principal Occupation During Last Three Years	CEO
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	

Name	Brandi Riggins
All positions with the Company and How Long for Each Position	Managing Partner for 5 years

Business Experience During Last Three Years (Brief Description)	Brandi has spent the last three years serving as the Global Head of Diversity, Equity, and Inclusion at Guidewire, Brandi Riggins worked deeply to embed the principles of equity and belonging across the global employee experience and culture to achieve maximum employee engagement and potential.
Principal Occupation During Last Three Years	Insurance Tech company
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Guidewire Software

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name	Percentage Ownership
Nicholas Riggins	50%
Brandi Riggins	50%

§227.201(d) – The Company's Business and Business Plan

About the Company, Project and Market

About the Company

Habits of Heroes is a purpose-driven real estate and finance company committed to revitalizing underserved communities through socially conscious development. Our approach blends sustainability, equity, and profitability by focusing on LEED-certified developments and innovative financing models. With a foundation built on discipline, resilience, and forward-thinking strategy, our team leverages deep market knowledge and strategic partnerships to identify and execute high-impact real estate investments that deliver long-term value.

We specialize in multifamily and mixed-use commercial real estate development, integrating energy-efficient designs, green construction, and community-oriented amenities. Our projects are more than buildings—they are ecosystems for economic mobility and generational wealth.

About the Project

Our current flagship project is a transformative commercial real estate development located in a rapidly evolving urban corridor. The site is strategically positioned in a Qualified Opportunity Zone (QOZ), allowing investors to capitalize on significant tax advantages while contributing to community upliftment.

This project will feature a blend of residential and commercial spaces designed to meet LEED standards, with a focus on affordability, sustainability, and accessibility. The development includes retail storefronts for local entrepreneurs, green spaces to enhance livability, and smart infrastructure that supports future growth. It is poised to become a hub for cultural exchange, economic growth, and sustainable living.

Our integrated financing strategy—combining traditional lending, impact investing, and government-backed incentives—maximizes returns while mitigating risks. The project not only aligns with ESG (Environmental, Social, and Governance) investment principles but also fulfills a tangible market need for quality, affordable urban housing and community-serving commercial space.

Market Opportunity

The market for sustainable and community-focused real estate is surging. Urban revitalization initiatives and increasing investor demand for ESG-aligned assets have created a fertile environment for projects like ours.

Our target markets are characterized by:

- Undervalued assets in high-potential areas, including Qualified Opportunity Zones and emerging urban corridors.
- Strong rental demand driven by population growth, urban migration, and housing shortages.
- Public and private sector support through grants, tax credits, and sustainability incentives.
- Increasing interest from millennial and Gen Z renters and buyers, who value eco-conscious living and community connection.

Habits of Heroes is uniquely positioned to capitalize on these trends. By combining financial acumen with a heart for social impact, we offer investors a chance to generate competitive returns while participating in meaningful change.

About the Team

Brandi Riggins - Chief People Officer (CPO) & Co-Founder

Brandi Riggins is an experienced Human Resources professional with over 20 years of expertise in Employee Relations, Organizational Design, and Leadership Development. She is a dynamic, results-driven leader known for fostering workplace satisfaction and strengthening organizational culture. Brandi has played a key role in developing compensation strategies, performance review systems, and inclusive leadership programs. She holds a Master's degree in Organizational Leadership and Development.

Nicholas Riggins - Chief Executive Officer (CEO) & Co-Founder

Nicholas Riggins is a U.S. Air Force Veteran and the visionary founder and CEO of Harmonic Brass. Under his leadership, the company has built and managed a portfolio of residential, commercial, and industrial properties valued at over $70 million. Nicholas brings extensive experience in strategic acquisitions, development, and asset management. He holds both an M.B.A. and a Master's degree in Organizational Leadership & Development from Pfeiffer University.

About the Core Team

Ron Roberson - Director of Vendor Management

Ron Roberson brings over 30 years of military and operational leadership experience as a U.S. Navy Submariner. He manages Harmonic Brass' daily relationships with construction and operational partners, ensuring compliance, safety, and efficiency. His background includes supervision of Chief and Operating Engineers, infrastructure governance, and vendor risk oversight. Ron holds a B.S. in Operations Management from Excelsior University.

Nicole Bonilla - Project Manager & Team Lead

Nicole Bonilla is a detail-oriented project manager with a strong technical background. She holds a Bachelor of Science in Computer Science from the University of North Carolina at Charlotte, with a concentration in Data Science and a minor in Mathematics, as well as an Associate's degree in Computer Science from Central Piedmont Community College. Graduating magna cum laude, Nicole is skilled in SQL, Java, C#, Python, AWS, and Tableau.

Helina Seyoum - Diversity, Equity & Inclusion (DEI) Coordinator

Helina Seyoum serves as the DEI Coordinator for Simply B Consulting, supporting Harmonic Brass in its mission to foster inclusive and equitable workplace practices. She holds a B.A. in International Studies with a concentration in Development and Sustainability, as well as an M.A. in Liberal Studies specializing in Human Rights and Social Justice. Her background includes HR experience with a focus on inclusive hiring.

Natasha Devoe - Architectural Designer & Expeditor

Natasha Devoe leads the architectural and design processes for Harmonic Brass. She provides full-spectrum design services across residential, commercial, and retail projects—from concept to construction. Natasha ensures that the firm's architectural visions are executed efficiently and aligned with its brand and investment goals.

About the Offering

The Company is engaged in an offering under Regulation CF (where anyone can invest), which we refer to as the "Reg CF Offering". The maximum amount we wish to raise in this Reg CF Offering is $250,000.

We will not complete the Reg CF Offering unless we have raised a total of at least $5,000 (minimum goal) by December 31, 2025. If we haven't, both offerings and all investment commitments will be canceled, and all committed funds will be returned.

The minimum investment amount in the Reg CF Offering is $1,000. Investors can cancel their commitment up until 11:59 pm on December 29, 2025 (2 days before the target date). After that, any funds raised will be released to the Company and Investors will become members of the Company. The Company may decide to change the offering deadline but will provide at least five days' notice of such a change to all Investors. Investors will also be notified and asked to reconfirm their commitment if any other material changes are made to this offering.

Investments under Reg CF are offered by RealRise Capital, a licensed funding portal.

About the Finances

Harmonic Brass Real Estate Investments plans to leverage a multi-tiered capital stack to fund our projects. Our approach includes the following sources of funding:

- Bank Loans & Construction Financing: We have a strong track record of securing bank financing and are currently in active discussions with established lending institutions. Based on the project's location, asset type, and market fundamentals, we've received initial interest from lending partners. Formal pre-approvals are anticipated upon completion of

- final architectural design and site preparation permits, which are projected to align with our Q3 development milestones.
- Internal Reserve Capital: We have a disciplined capital reserve strategy that enables us to deploy internal funds across priority projects. Our reserve capital has been successfully used in prior developments, including self-storage facilities, infill residential lots in Charlotte, and build-to-rent housing communities across North Carolina.
- Equity Partnerships: We maintain strategic relationships with accredited investors, private equity firms, and family offices who have expressed ongoing interest in co-investment opportunities. These partners provide flexible equity capital and may participate alongside crowdfunding investors based on project alignment and return profiles.

This layered financing strategy reflects our commitment to maintaining adequate liquidity, mitigating project risk, and ensuring project completion regardless of market fluctuations. It also supports our goal of delivering stable, risk-adjusted returns to our investors across multiple funding channels.

Investor Return

The Company will issue promissory notes (**Exhibit E - Form of Note**) for all investments, promising to pay each investor based on a one-year amortization schedule.

Interest ("Regular Interest") shall accrue on the outstanding principal of each Note at an annual rate between seven and ten percent (7-10%). During the 18-month holding period, interest will accrue and be added to the principal balance. Payments, consisting of both principal and accrued interest, will be paid quarterly no later than June 30, 2027, based on the agreed amortization schedule.

This structure allows investors to earn interest on their investment while the Company effectively utilizes the funds during the holding period.

Caution: All investments carry the risk of loss and there is no assurance that an investment will provide a positive return. Numerous potential challenges may arise during Regulation Crowdfunding offerings, including those outlined in the Risk Factors section.

§227.201(e) – Number of Employees

The Company currently has 4 employees.

§227.201(f) – Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not issued a statement on the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

There are numerous risks to consider when investing such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance.

Review **Exhibit B: Risk of Investing** for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive any interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Target Offering Amount $5,000

Offering Deadline   December 31, 2025

If the sum of the investment commitments does not equal or exceed the Minimum Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	_____ X __Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a pro-rata basis so that every Investor who subscribes will be able to participate. ___ X ____ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

We are seeking to raise a minimum of $5,000 and a maximum of $250,000. The Company is Reasonably Sure it Will Use the Money as Follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised

Real Estate Development Projects	100%	$5,000	100%	$250,000
Total	**100.00%**	**$5,000**	**100.00%**	**$250,000**

Proceeds from this investment fund will be strategically deployed across a diversified portfolio of real estate development projects, including—but not limited to—self-storage facilities, infill residential lots, build-for-rent communities, and other value-add opportunities identified by the Asset Manager. A dedicated portion of the fund is also allocated to support soft costs for HBCU-led development initiatives, aligning strong investment returns with our mission to drive inclusive, purpose-driven growth.

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow-related fees, all of which were incurred in the preparation of the campaign and are typically due in advance of the closing of the campaign. The Company does have the discretion to alter the use of proceeds as set forth above.

The Company may alter the use of proceeds under the following circumstances: Costs changes as a result of changing conditions in the construction of the Project.

§227.201(j) – The Investment Process

To Invest

- Review this Form C, disclosures, risk, and the business plan, exhibits to this Form C and the Offering Page;
- If you decide to invest, press the Invest Now button and follow the instructions to fill out the information required to finalize your investment.

To Cancel Your Investment

To initiate the cancellation process, please visit our contact page or send an email to info@realrisecapital.net and submit your cancellation request. Please include your full name and the name of the Campaign you would like your investment cancelled. Failure to cancel within 48 hours before the deadline will result in the release of funds to the issuer in exchange for securities.

Note

(1) Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
(2) The intermediary will notify investors when the target offering amount has been met;
(3) If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and
(4) If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment

§227.201(k) – Material Changes

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of promissory notes, which we refer to as "Notes." The price of each Note is 100% of its face amount. Thus, if you want to buy 1000 notes at $1 per note you will pay $1000 (minimum investment amount).

We arrived at the price of Notes as follows:

- We estimated how much money we need to complete the project.
- We estimated how much free cash flow the project would generate in order to pay both principal and interest on the Notes.
- Based on those estimates, we established the interest rate promised in the Notes.

§227.201(m) – Terms of the Securities

Overview

The company is providing investors with Promissory Notes priced at $1.00 per note. The intended quantity of securities available for offering is 250,000. The Notes themselves are very short and simple. Most of the terms of the Notes, including the interest rate and repayment schedule, are outlined in a separate document called the Note Indenture. Copies of the form of Note the Company will be issued, and the Note Indenture are attached as **Exhibit E: Form of Note** and **Exhibit F: Note Indenture**.

The Notes are being issued by the Company. By buying a Note, you are, in effect, lending money to the Company. As a creditor of the Company, you will have the right to be repaid even if the Company fails.

Security

Your Note will not be secured by any assets of the Company, the way a home mortgage is secured by the home. That means that in a default, you will not be able to foreclose on any property. Instead, you will be a general unsecured creditor of the Company.

The rights of an unsecured creditor differ from those of secured creditors. Here's a general overview:

Security Interest:

- Secured Creditors: Have a security interest in specific assets of the debtor. This means that if the debtor defaults, the secured creditor has a claim on the specified assets to satisfy the debt.
- Unsecured Creditors: Lack a security interest in any specific assets. They do not have a direct claim on particular property in case of default.

Priority in Repayment:
- Secured Creditors: Generally have higher priority in repayment. They are entitled to be satisfied from the proceeds of the sale of the collateral before unsecured creditors receive anything.
- Unsecured Creditors: Are lower in priority. They are paid from the remaining assets after secured creditors have been satisfied. This often means unsecured creditors receive a lower percentage of their claims.

Risk and Interest Rates:
- Secured Creditors: Due to the security interest, they typically face lower risk, and interest rates may be comparatively lower.
- Unsecured Creditors: Face higher risk as they do not have specific collateral backing their claims. Consequently, interest rates for unsecured debt may be higher.

Bankruptcy Proceedings:
- Secured Creditors: Retain their security interest in bankruptcy proceedings and may seize the collateral unless the debtor pays the debt.
- Unsecured Creditors: Rely on the available assets in the bankruptcy estate. They are paid after secured creditors and administrative expenses.

Negotiating Power:
- Secured Creditors: Often have stronger negotiating power in restructuring or bankruptcy situations due to their secured position.
- Unsecured Creditors: Have limited leverage, and their recovery depends on the available assets after satisfying secured claims.

Your Right to Payments under the Note

Each investor will be issued a promissory note by the Company, promising to pay to the Investors the original investment made, plus interest of 7 -10% annually, over a 18-month term. Payments will be made to investors periodically, with each payment consisting of principal and interest, calculated on a 18-month term. Principal and interest payments are expected to be paid back as a final balloon payment to each investor upon the sale of the property.

See Exhibit F: Note Indenture and **Exhibit E: Form of Note** for further details on the terms of each note and "About Investor Return" for an anticipated amortization schedule.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances, you could be required by law to return some or all of a payment you receive from the Company.

No Voting Rights

You will not have the right to vote or otherwise participate in the management of the Company. Instead, the Managing Partners will control all aspects of the Company's business.

No Right to Transfer

Investor Notes will be illiquid (meaning you might not be able to sell them) for four reasons:

- The Partnership Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.
- If you want to sell your Investor Shares the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly traded stock.
- For a period of one year, you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Investor Shares as defined by the Terms of the offering.

Modification of Terms of Notes

The terms of the Note Indenture, and thus the terms of each Note, may be modified or amended with the consent of Investors owning more than 50% of the Notes, measured by the total principal amount outstanding under each Note.

Other Classes of Securities

As of now, the Company has only one class of securities: Class A members.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The Person Who Controls the Company

Nicholas Riggins and Brandi Riggins each own 50% of the Company. Pursuant to the terms outlined in the Partnership Agreement, the Company is solely managed by Nicholas Riggins and Brandi, who holds full managerial and voting authority on behalf of the Company.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, examples these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.

- The Manager decides when to make distributions and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

Currently, the Notes are being valued at their face amount, e.g., a $1,000 Note is being valued at $1,000. Thus, if you want to buy 1000 notes at $1 per note you will pay $1000 (minimum investment amount). The Managers don't expect there to be any reason to place a different value on the Notes in the future. If we had to place a value on the Notes, it would be based on our ability to repay the Notes in accordance with their terms.

§227.201(n) – The Funding Portal

The Company is offering its securities through RealRise Capital LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00324 and the Funding Portal Registration Depository (FPRD) number is 317308.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate RealRise Capital as follows:

- 5% platform fee is paid when the successfully funded campaign has ended.

RealRise Capital LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for RealRise Capital LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
-	-	-	-	-

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

The Company did not offer securities within the last three years.

§227.201(r) – Transactions Between the Company and "Insiders"

The Company has not conducted any transaction between the Company and "Insiders".

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the North Carolina Limited Partnership Act on May 11, 2021.

The proceeds from this Regulation Crowdfunding Offering will be used to finance a diverse portfolio of real estate development projects currently managed by Harmonic Brass Real Estate Investments. While the primary focus includes the development of an RV and boat storage facility, funds may also be allocated to other high-potential opportunities at the discretion of the Asset Manager. These may include self-storage developments, infill residential lot projects, build-for-rent communities, and value-add real estate assets that align with our broader investment strategy.

Target projects include a range of residential, commercial, and specialty-use assets across multiple markets. For residential development, we are advancing single-family and small-scale residential builds such as 28 E Brent Street in Hancock, MD, and 1006 Rhode Island Avenue in Kannapolis, NC. Our self-storage portfolio includes two key projects: a ground-up facility at 401 Pits School Road NW in Concord, NC, and a mixed-use storage and operational site at 4304 Wilkinson Boulevard in Charlotte, NC. In the build-for-rent space, we are developing a commercial rental property located at 4115 Corbin Road in Greensboro, NC, and a multifamily housing redevelopment at 1048 West Barton Street, also in Greensboro.

Additionally, the Offering may support the development of a specialized RV and oversized vehicle parking lot at 1515 Stewart Mill Road in McLeansville, NC, designed to serve the growing demand for secure storage of large recreational vehicles and buses. A portion of funds may also be allocated to the redevelopment of a retail grocery site located at 4651 Highway 321 North in South Carolina, expanding our footprint into essential service real estate.

The Asset Manager retains full discretion to allocate proceeds based on market conditions and project readiness. This flexible and diversified capital deployment strategy is designed to mitigate risk and enhance long-term value creation for our investors across a broad range of real estate sectors.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will review other financing options.

Capital Resources

In addition to the capital we aim to raise through this Regulation Crowdfunding offering, Harmonic Brass Real Estate Investments plans to leverage a multi-tiered capital stack to fund our projects. Our approach includes the following sources of funding:

- Bank Loans & Construction Financing: We have a strong track record of securing bank financing and are currently in active discussions with established lending institutions. Based on the project's location, asset type, and market fundamentals, we've received initial interest from lending partners. Formal pre-approvals are anticipated upon completion of final architectural design and site preparation permits, which are projected to align with our Q3 development milestones.

- Internal Reserve Capital: We have a disciplined capital reserve strategy that enables us to deploy internal funds across priority projects. Our reserve capital has been successfully used in prior developments, including self-storage facilities, infill residential lots in Charlotte, and build-to-rent housing communities across North Carolina.
- Equity Partnerships: We maintain strategic relationships with accredited investors, private equity firms, and family offices who have expressed ongoing interest in co-investment opportunities. These partners provide flexible equity capital and may participate alongside crowdfunding investors based on project alignment and return profiles.

This layered financing strategy reflects our commitment to maintaining adequate liquidity, mitigating project risk, and ensuring project completion regardless of market fluctuations. It also supports our goal of delivering stable, risk-adjusted returns to our investors across multiple funding channels.

Historical Results of Operations

Harmonic Brass REI is a performance-driven real estate investment firm with a proven track record of acquiring, developing, and managing a diversified portfolio of income-generating assets. Our current and past projects span a variety of asset classes and markets, including:

- Self-Storage Developments: We are actively raising $3 million through a syndication to fund new ground-up self-storage facilities across high-growth regions of North Carolina.
- Infill Lot Development in Charlotte, NC: Targeting underutilized urban land parcels to create housing density and maximize land value in one of the fastest-growing cities in the Southeast.
- Duplexes and Build-to-Rent Communities: Focused on workforce housing developments that offer long-term rental stability and appreciation potential.
- International Investment Partnerships: Engaging with global investors to create cross-border investment opportunities and capital access for strategic expansion.

Our investment strategy is designed to generate consistent passive income for investors while emphasizing long-term portfolio resilience, risk mitigation, and sustainable growth. We seek to deliver value through disciplined asset selection, market expertise, and hands-on project execution.

Harmonic Brass REI has cultivated a trusted and growing network of professionals, entrepreneurs, and global investors who align with our mission to create stable, cash-flowing real estate opportunities that scale.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as **Exhibit A: Financial Statements**

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on realrisecapital.net). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called North Capital Private Securities Corporation performed Bad Actor Checks on the principals of the Company (i.e., those covered by this rule). You can see the North Capital Private Securities Corporation reports attached as **Exhibit I: Bad Actor Checks**.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

As described above under §227.201(g) – Target Offering Amount and Offering Deadline, the 'target amount' for this offering is $5,000. You can track our progress in raising money under the Reg CF Offering at RealRise Capital LLC on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on the offering page at https://habitsofheroes.com/ no later than 120 days after the end of each fiscal year, which is December 31st.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

There are no additional material disclosures or important information beyond what has been provided to prospective investors.

§227.201(z) – Testing the Waters Materials

The Company did not conduct a "Testing the Waters" campaign prior to this offering.

Exhibit A   Financial Statements

I, Nicholas Riggins, acting in my capacity as CEO, certify that:

1. The financial statements of Harmonic Brass Real Estate Investments, LP, included in this Form are true and complete in all material respects; and
2. The attached financial statements are unaudited.

Harmonic Brass Real Estate Investments, LP

Signed by:

By _Nicholas Riggins_____
      D5D05FA58D24443...

Nicholas Riggins
CEO

HARMONIC BRASS REAL ESTATE INVESTMENTS, LP
BALANCE SHEET
AS ON MARCH 31, 2025

PARTICULARS	March 31, 2025
	AMOUNT

Assets

Cash - LO Checking	$9,694.53
Other Current Assets	$1,005.26
Total Current Assets	$10,699.79
Property, Plant & Equipment	$0.00
Total Assets	$ 10,699.79

Liabilities

Credit Card Payable	$487.98
Total Liabilities	$487.98

Equity

Retained Earnings	($241.70)
Contributions	$6,222.00
Distributions	($847.50)
Net Income	$5,079.01
Total Equity	$ 10,211.81
Total Liabilities & Equity	$ 10,699.79

HARMONIC BRASS REAL ESTATE INVESTMENTS, LP
STATEMENT OF OPERATIONS
AS ON MARCH 31, 2025

PARTICULARS	March 31, 2025
	AMOUNT
Total Revenue (ZULUSCAPE Owner Funds & Deposits**)**	$ 6,222.00
Expenses	$ 1,142.99
Net Income	
Profit / (Loss) before tax	$ 5,079.01

HARMONIC BRASS REAL ESTATE INVESTMENTS, LP
STATEMENT OF CHANGES IN MEMBER'S EQUITY
AS ON MARCH 31, 2025

PARTICULARS	March 31, 2025
	AMOUNT
Add: Contributions	$ 6,222.00
Less: Distributions	($847.50)
Add: Net Income	$ 5,079.01
Ending Equity	$ 10,211.81
Less: Distributions during the period	$ -
Balance as at 31 December 2024	$ 10,211.81

HARMONIC BRASS REAL ESTATE INVESTMENTS, LP
STATEMENT OF CASH FLOWS
AS ON MARCH 31, 2025

PARTICULARS	March 31, 2025
	AMOUNT
Cash Inflows (ZULUSCAPE, ATM)	$ 6,222.00
Cash Outflows (Expenses)	($1,142.99)
Net Cash from Operating	$ 5,079.01
Investing Activities	$ -
Financing Activities	
Contributions	$ 6,222.00
Distributions	($847.50)
Net Cash from Financing	$ 5,374.50
Net Cash Change	$ 10,453.51
Cash and cash equivalents at the beginning of the period	$ -
Cash and cash equivalents at the end of the period	$ 10,453.51

Exhibit B   Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not issued a statement on the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualties could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates
- Competition from other property
- Changes in national or local economic conditions
- Changes in zoning
- Environmental contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords
- Changes in economic conditions could reduce demand
- Existing tenants might not renew their leases
- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive
- Portions of the property could remain vacant for extended periods
- A tenant could default on its obligations or go bankrupt, causing an interruption in rental income

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, e.g., "slip and fall" injuries.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Partnership Agreement, Investors will not have the right to participate in the management of the Company. Instead, Nicolas Riggins will manage all aspects of the Company and its business. Furthermore, if Nicolas Riggins or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Partnership Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.
- You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.

You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Partnership Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first.

Possible Tax Cost. The Company is a Limited Partnership and, as such, will be taxed as a partnership, with the result that its taxable income will "flow-through" and be reported on the tax returns of the equity owners. It is, therefore, possible that you would be required to report the taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a Limited Partnership is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

Risks Associated with COVID-19

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide.

The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

Exhibit C   Partnership Agreement

PARTNERSHIP AGREEMENT

THIS PARTNERSHIP AGREEMENT (the "Agreement") made and entered into this _____13th_____ day of _____June_____, ___2019___ (the "Execution Date"),

BETWEEN:

Nicholas Sentell Riggins, and Brandi Riggins of 12908 Pumpkin Way Dr, Mint Hill, NC 28227, USA (individually the "Owner" and collectively the "Owners").

BACKGROUND:

A. The Partners wish to associate themselves as partners in business.

B. This Agreement sets out the terms and conditions that govern the Partners within the Partnership.

IN CONSIDERATION OF and as a condition of the Partners entering into this Agreement and other valuable consideration, the receipt and sufficiency of which consideration is acknowledged, the parties to this Agreement agree as follows:

Formation

1. By this Agreement the Partners enter into a general partnership (the "Partnership") in accordance with the laws of the State of North Carolina. The rights and obligations of the Partners will be as stated in the applicable legislation of the State of North Carolina (the 'Act') except as otherwise provided in this Agreement.

Name

2. The firm name of the Partnership will be: Harmonic Brass Real Estate Investments, LP.

Purpose

3. The purpose of the Partnership will be: Land development activities and Real Property to include Single Family Homes, Duplexes, Self Storage and multifamily.

Term

4. The Partnership will begin on March 1st, 2024 and will continue until terminated as provided in this Agreement.

Place of Business

5. The principal office of the business of the Partnership will be located at 12908 Pumpkin Way Drive, Mint Hill, NC 28227 or such other place as the Partners may from time to time designate.

Initial Capital Contributions

6. Each of the Partners has contributed or will contribute to the capital of the Partnership, in cash or property or in non-monetary contributions in agreed upon value, as follows (the "Initial Capital Contribution"):

Owners	Contribution Description	Agreed Value
Nicholas Riggins	• Other: Sweat Equity: related to architectural design documents, structural documents, site plans, survey, phase I environmental, with an approximate amount	7. $225,000
8. Brandi Riggins	• Other: Land Purchase Capital, marketing and lease up supervision. Sweat Equity: related to architectural design documents, structural documents, site plans, survey, phase I environmental, with an approximate amount	• $225,000

9. All Partners must contribute their respective Initial Capital Contributions fully by July 2, 2021.

Additional Capital

10. The capital contribution of a Partner comprises that Partner's Initial Capital Contribution and any additional capital contribution (the "Additional Capital Contribution") made by that Partner to the Partnership at a later date (together the "Capital Contribution"). No Partner will be required to make an Additional Capital Contribution. When the Partnership requires additional capital, each Partner will have the opportunity to make an Additional Capital Contribution in proportion to that Partner's share of the total Capital Contributions to the Partnership. If an individual Partner is unwilling or unable to meet the additional contribution requirement within a reasonable period, as required by Partnership business obligations, then by a unanimous vote of the Partners the remaining Partner may contribute in proportion to their existing Capital Contributions to resolve the amount in default.

11. Any advance of money to the Partnership by any Partner in excess of the amounts provided for in this Agreement or subsequently agreed to as Additional Capital Contribution will be deemed a debt owed by the Partnership and not an increase in Capital Contribution of the Partner. This liability will be repaid with interest at rates and times to be determined by a majority of the Partners within the limits of what is required or permitted in the Act. This liability will not entitle the lending Partner to any increased share of the Partnership's profits nor to a greater voting power. Such debts may have preference or priority over any other payments to Partners as may be determined by a majority of the Partners.

Withdrawal of Capital

12. No Partner will withdraw any portion of their Capital Contribution without the express written consent of the remaining Partners.

Capital Accounts

13. An individual capital account (the "Capital Accounts") will be maintained for each Partner and their Initial Capital Contribution will be credited to this account. Any Additional Capital Contributions made by any Partner will be credited to that Partner's individual Capital Account.

Interest on Capital

14. No borrowing charge or loan interest will be due or payable to any Partner on their agreed Capital Contribution inclusive of any agreed Additional Capital Contributions.

Financial Decisions

15. Decisions regarding the distribution of profits, allocation of losses, and the requirement for Additional Capital Contributions as well as all other financial matters will be decided by a unanimous vote of the Partners.

Profit and Loss

16. Subject to any other provisions of this Agreement, the net profits and losses of the Partnership, for both accounting and tax purposes, will accrue to and be borne by the Partners in equal proportions, unless an Additional Capital Contribution has been made which changed the Initial Capital Contribution proportions of the Partners in which case each Partner will share in the net profit and losses of the Partnership in proportion to the new Capital Contributions (the "Profit and Loss Distribution").

Books of Account

17. Accurate and complete books of account of the transactions of the Partnership will be kept in accordance with generally accepted accounting principles (GAAP) and at all reasonable times will be available and open to inspection and examination by any Partner. The books and records of the Partnership will reflect all the Partnership's transactions and will be appropriate and adequate for the business conducted by the Partnership.

Annual Report

18. As soon as practicable after the close of each fiscal year, the Partnership will furnish to each Partner an annual report showing a full and complete account of the condition of the Partnership. This report will consist of at least the following documents:

    a. a statement of all information as will be necessary for the preparation of each Partner's income or other tax returns;

    b. a copy of the Partnership's federal income tax returns for that fiscal year; and

    c. any additional information that the Partners may require.

Banking and Partnership Funds

19. The funds of the Partnership will be placed in such investments and banking accounts as will be designated by the Partners. All withdrawals from these bank accounts will be made by the duly authorized agent or agents of the Partners as agreed by unanimous consent of the Partners. Partnership funds will be held in the name of the Partnership and will not be commingled with those of any other person or entity.

Fiscal Year

20. The fiscal year will end on March 1 of each year.

Audit

21. Any of the Partners will have the right to request an audit of the Partnership books. The cost of the audit will be borne by the Partnership. The audit will be performed by an accounting firm acceptable to all the Partners. Not more than one (1) audit will be required by any or all of the Partners for any fiscal year.

Management

22. All the Partners will be consulted and the advice and opinions of the Partners will be obtained as much as is practicable. However, the Managing Partner will have management and control of the day-to-day business of the Partnership for the purposes stated in this Agreement. All matters outside the day-to-day business of the Partnership will be decided by a unanimous vote of the Partners.

23. Nicholas Riggins and Brandi Riggins will be the Managing Partners. The term "Managing Partner" will also include any party subsequently appointed to that role.

24. In addition to day-to-day management tasks, the Managing Partner's duties will include keeping, or causing to be kept, full and accurate business records for the Partnership according to generally accepted accounting principles (GAAP) and overseeing the preparation of any reports considered reasonably necessary to keep the Partners informed of the business performance of the Partnership.

25. A Managing Partner can voluntarily withdraw from the position of Managing Partner or can be replaced by a unanimous vote of the remaining Partners. In the event of a withdrawal or removal of the Managing Partner from the position of Managing Partner or from the Partnership, the remaining Partners will have equal rights in the management of the Partnership until they appoint a successor Managing Partner.

26. The Managing Partner will not be liable to the remaining Partners for any action or failure to act resulting in loss or harm to the Partnership except in the case of gross negligence or willful misconduct.

Contract Binding Authority

27. All actions and decisions with respect to binding the Partnership in contract requires the unanimous consent of the Partners.

Partnership Representative

28. Nicholas Riggins (Manager) will be the partnership representative ("the Partnership Representative") with the sole authority to act on behalf of the Partnership in relation to IRS tax audits pursuant to Chapter 63 Subchapter C of the Internal Revenue Code of 1986.

29. The Partnership Representative is appointed for the current tax year and subsequent tax years until otherwise designated by the Partners.

30. The Partnership Representative will promptly advise the Partners of any audit of the Partnership initiated by the IRS and provide regular updates to the Partners on the progress of such audits and any resulting settlement negotiations. The Partnership Representative will be generally accountable to the Partners and will obtain the unanimous approval of the Partners for (i) any decisions affecting the tax liability of the Partnership or the Partners; and (ii) any decision finalizing tax settlement with the IRS.

31. The Partnership Representative may resign from the position by serving notice in writing on both the Partnership and the IRS. The Partnership, acting by majority vote, may revoke the designation of the Partnership Representative by serving notice on the Partnership Representative and the IRS and simultaneously appointing a new Partnership Representative for that taxable year.

32. Whether serving in an active capacity or not, any person who has served as Partnership Representative in respect of any given taxable year or portion thereof will remain accountable to the Partnership, throughout the period of limitation relating to that taxable year, in respect of any notification received from the IRS and will promptly advise the Partnership of any and all such correspondence.

33. In the event that a tax settlement reached between the IRS and the Partnership Representative is not satisfactory to one or more of the Partners and the matter cannot be resolved through negotiation in good faith at a meeting of the Partners, then, two weeks, or such longer period as the partners may agree, following such meeting the Partners agree to submit the dispute to mediation.

Meetings

34. Regular meetings of the Partners will be held only as required.

35. Any Partner can call a special meeting to resolve issues that require a vote, as indicated by this Agreement, by providing all Partners with reasonable notice. In the case of a special vote, the meeting will be restricted to the specific purpose for which the meeting was held.

36. All meetings will be held at a time and in a location that is reasonable, convenient and practical considering the situation of all Partners.

Admitting a New Partner

37. No new Partners may be admitted into the Partnership.

Voluntary Withdrawal of a Partner

38. Any Partner will have the right to voluntarily withdraw from the Partnership at any time. Written notice of intention to withdraw must be served upon the remaining Partners at least three (3) months prior to the withdrawal date.

39. The voluntary withdrawal of a Partner will result in the dissolution of the Partnership.

40. A Dissociated Partner will only exercise the right to withdraw in good faith and will act to minimize any present or future harm done to the remaining Partners as a result of the withdrawal.

Involuntary Withdrawal of a Partner

41. Events resulting in the involuntary withdrawal of a Partner from the Partnership will include but not be limited to: death of a Partner; Partner mental incapacity; Partner disability preventing reasonable participation in the Partnership; Partner incompetence; breach of fiduciary duties by a Partner; criminal conviction of a Partner; Expulsion of a Partner; Operation of Law against a Partner; or any act or omission of a Partner that can reasonably be expected to bring the business or societal reputation of the Partnership into disrepute.

42. The involuntary withdrawal of a Partner will result in the dissolution of the Partnership.

43. A trustee in bankruptcy or similar third party who may acquire that Dissociated Partner's interest in the Partnership will only acquire that Partner's economic rights and interests and will not acquire any other rights of that Partner or be admitted as a Partner of the Partnership or have the right to exercise any management or voting interests.

Dissociation of a Partner

44. Where the dissociation of a Partner for any reason results in the dissolution of the Partnership then the Partnership will proceed in a reasonable and timely manner to dissolve the Partnership, with all debts being paid first, prior to any distribution of the remaining funds. Valuation and distribution will be determined as described in the Valuation of Interest section of this Agreement.

45. The remaining Partners retain the right to seek damages from a Dissociated Partner where the dissociation resulted from a malicious or criminal act by the Dissociated Partner or where the Dissociated Partner had breached their fiduciary duty to the Partnership or was in breach of this Agreement or had acted in a way that could reasonably be foreseen to bring harm or damage to the Partnership or to the reputation of the Partnership.

Dissolution

46. Except as otherwise provided in this Agreement, the Partnership may be dissolved only with the unanimous consent of all Partners.

Distribution of Property on Dissolution of Partnership

47. In the event of the dissolution of the Partnership, each Partner will share equally in any remaining assets or liabilities of the Partnership, unless an Additional Capital Contribution has been made which changed the Initial Capital Contribution proportions of the Partners in which case the Partners will share the assets or liabilities in proportion to their respective Capital Contributions (the "Dissolution Distribution").

48. Upon Dissolution of the Partnership and liquidation of Partnership Property, and after payment of all selling costs and expenses, the liquidator will distribute the Partnership assets to the following groups according to the following order of priority:

     a. in satisfaction of liabilities to creditors except Partnership obligations to current Partners;

     b. in satisfaction of Partnership debt obligations to current Partners; and then

     c. to the Partners according to the Dissolution Distribution described above.

49. The claims of each priority group will be satisfied in full before satisfying any claims of a lower priority group. Any excess of Partnership assets after liabilities or any insufficiency

in Partnership assets in resolving liabilities under this section will be shared by the Partners according to the Dissolution Distribution described above.

Valuation of Interest

50. In the absence of a written agreement setting a value, the value of the Partnership will be based on the fair market value appraisal of all Partnership assets (less liabilities) determined in accordance with generally accepted accounting principles (GAAP). This appraisal will be conducted by an independent accounting firm agreed to by all Partners. An appraiser will be appointed within a reasonable period of the date of withdrawal or dissolution. The results of the appraisal will be binding on all Partners. A withdrawing Partner's interest will be based on that Partner's proportion of the Dissolution Distribution described above, less any outstanding liabilities the withdrawing Partner may have to the Partnership. The intent of this section is to ensure the survival of the Partnership despite the withdrawal of any individual Partner.

51. No allowance will be made for goodwill, trade name, patents or other intangible assets, except where those assets have been reflected on the Partnership books immediately prior to valuation.

Goodwill

52. The goodwill of the Partnership business will be assessed at an amount to be determined by appraisal using generally accepted accounting principles (GAAP).

Title to Partnership Property

53. Title to all Partnership Property will remain in the name of the Partnership. No Partner or group of Partners will have any ownership interest in such Partnership Property in whole or in part.

Voting

54. Any vote required by the Partnership will be assessed where each Partner receives one vote carrying equal weight, unless an Additional Capital Contribution has been made which changed the Initial Capital Contribution proportions of the Partners in which case each Partner will have voting strength in proportion to Capital Contributions.

Force Majeure

55. A Partner will be free of liability to the Partnership where the Partner is prevented from executing their obligations under this Agreement in whole or in part due to force majeure, such as earthquake, typhoon, flood, fire, and war or any other unforeseen and

uncontrollable event where the Partner has communicated the circumstance of said event to any and all other Partners and taken any and all appropriate action to mitigate said event.

Duty of Loyalty

56. No Partner will engage in any business, venture or transaction, whether directly or indirectly, that might be competitive with the business of the Partnership or that would be in direct conflict of interest to the Partnership without the unanimous written consent of the remaining Partners. Any and all businesses, ventures or transactions with any appearance of conflict of interest must be fully disclosed to all other Partners. Failure to comply with any of the terms of this clause will be deemed an Involuntary Withdrawal of the offending Partner and may be treated accordingly by the remaining Partners.

Duty of Accountability for Private Profits

57. Each Partner must account to the Partnership for any benefit derived by that Partner without the consent of the other Partners from any transaction concerning the Partnership or any use by that Partner of the Partnership property, name or business connection. This duty continues to apply to any transactions undertaken after the Partnership has been dissolved but before the affairs of the Partnership have been completely wound up by the surviving Partner or Partners or their agent or agents.

Duty to Devote Time

58. Each Partner will devote such time and attention to the business of the Partnership as the majority of the Partners will from time to time reasonably determine for the conduct of the Partnership business.

Actions Requiring Unanimous Consent of the Partners

59. The following list of actions will require the unanimous consent of all Partners:

    a. assigning check signing authority;

    b. committing the Partnership to new liabilities or obligations totaling over $10,000.00 USD;

    c. incurring single expenditures that exceed $5,000.00 USD;

    d. selling or encumbering of any Partnership asset whose fair market value exceeds $2,000.00 USD;

   e.   waiving or releasing any Partnership claim except for full consideration; and

   f.   endangering the ownership or possession of Partnership property.

60. Any losses incurred as a result of a violation of this section will be charged to and collected from the individual Partner that acted without unanimous consent and caused the loss.

Forbidden Acts

61. No Partner may do any act in contravention of this Agreement.

62. No Partner may permit, intentionally or unintentionally, the assignment of express, implied or apparent authority to a third party that is not a Partner in the Partnership.

63. No Partner may do any act that would make it impossible to carry on the ordinary business of the Partnership.

64. No Partner may confess a judgment against the Partnership.

65. No Partner will have the right or authority to bind or obligate the Partnership to any extent with regard to any matter outside the intended purpose of the Partnership.

66. Any violation of the above Forbidden Acts will be deemed an Involuntary Withdrawal of the offending Partner and may be treated accordingly by the remaining Partners.

Indemnification

67. All Partners will be indemnified and held harmless by the Partnership from and against any and all claims of any nature, whatsoever, arising out of a Partner's participation in Partnership affairs. A Partner will not be entitled to indemnification under this section for liability arising out of gross negligence or willful misconduct of the Partner or the breach by the Partner of any provisions of this Agreement.

Liability

68. A Partner will not be liable to the Partnership, or to any other Partner, for any mistake or error in judgment or for any act or omission done in good faith and believed to be within the scope of authority conferred or implied by this Agreement or the Partnership.

Liability Insurance

69. The Partnership may acquire insurance on behalf of any Partner, employee, agent or other person engaged in the business interest of the Partnership against any liability asserted against them or incurred by them while acting in good faith on behalf of the Partnership.

Life Insurance

70. The Partnership will have the right to acquire life insurance on the lives of any or all of the Partners, whenever it is deemed necessary by the Partnership. Each Partner will cooperate fully with the Partnership in obtaining any such policies of life insurance.

Amendments

71. This Agreement may not be amended in whole or in part without the unanimous written consent of all Partners.

Governing Law and Jurisdiction

72. This Agreement will be construed in accordance with and exclusively governed by the laws of the State of North Carolina

73. The Partners submit to the jurisdiction of the courts of the State of North Carolina for the enforcement of this Agreement or any arbitration award or decision arising from this Agreement.

Definitions

74. For the purpose of this Agreement, the following terms are defined as follows:

    a.   "Additional Capital Contributions" means Capital Contributions, other than Initial Capital Contributions, made by Partners to the Partnership.

    b.   "Capital Contribution" means the total amount of cash or Property contributed to the Partnership by any one Partner.

    c.   "Dissociated Partner" means any Partner who is removed from the Partnership through a voluntary or involuntary withdrawal as provided in this Agreement.

    d.   "Expulsion of a Partner" can occur on application by the Partnership or another Partner, where it has been determined that the Partner:

i.   has engaged in wrongful conduct that adversely and materially affected the Partnership's business;

ii.   has willfully or persistently committed a material breach of this Agreement or of a duty owed to the Partnership or to the other Partners; or

iii.   has engaged in conduct relating to the Partnership's business that makes it not reasonably practicable to carry on the business with the Partner.

e.   "Initial Capital Contribution" means Capital Contributions made by any Partner to acquire an interest in the Partnership.

f.   "Operation of Law" means rights or duties that are cast upon a party by the law, without any act or agreement on the part of the individual including, but not limited to, an assignment for the benefit of creditors, a divorce, or a bankruptcy.

Miscellaneous

75. Time is of the essence in this Agreement.

76. This Agreement may be executed in counterpart.

77. Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine gender include the feminine gender and vice versa. Words in the neuter gender include the masculine gender and the feminine gender and vice versa.

78. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

79. This Agreement contains the entire agreement between the parties. All negotiations and understandings have been included in this Agreement. Statements or representations which may have been made by any party to this Agreement in the negotiation stages of this Agreement may in some way be inconsistent with this final written Agreement. All such statements are declared to be of no value in this Agreement. Only the written terms of this Agreement will bind the parties.

80. This Agreement and the terms and conditions contained in this Agreement apply to and are binding upon the Partner's successors, assigns, executors, administrators, beneficiaries, and representatives.

81. Any notices or delivery required here will be deemed completed when hand-delivered, delivered by agent, or seven (7) days after being placed in the post, postage prepaid, to the parties at the addresses contained in this Agreement or as the parties may later designate in writing.

82. All of the rights, remedies and benefits provided by this Agreement will be cumulative and will not be exclusive of any other such rights, remedies and benefits allowed by law.

Nicholas Riggins, Owner

Per: _____

Brandi Riggins, Owner

Per: _____



NORTH CAROLINA
Department of the Secretary of State

To all whom these presents shall come, Greetings:

I, ELAINE F. MARSHALL, Secretary of State of the State of North Carolina, do hereby certify the following and hereto attached to be a true copy of

CERTIFICATE OF DOMESTIC LIMITED PARTNERSHIP

OF

HARMONIC BRASS REAL ESTATE INVESTMENTS, LP

the original of which was filed in this office on the 11th day of May, 2021.

 

Scan to verify online.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal at the City of Raleigh, this 11th day of May, 2021.

Elaine F. Marshall

Secretary of State

Certification# C202113005547-1 Reference# C202113005547-1 Page: 1 of 3
Verify this certificate online at https://www.sosnc.gov/verification

Exhibit D   Investor Agreement

THE SECURITIES COVERED BY THIS AGREEMENT HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NONE OF THE SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

<center>INVESTMENT AGREEMENT</center>

This is an Agreement, dated _____, by and between Harmonic Brass Real Estate Investments, LP a North Carolina Limited Partnership (the "Company"), and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through https://realrisecapital.net/ (the "Site"), operated by RealRise Capital LLC (the "Intermediary"). The Intermediary is entitled to rely on certain terms of this agreement as if a party hereto.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments and exhibits, all available at the Site. In this Investment Agreement, we refer to Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. Investment.

> **1.1. In General.** Subject to the other terms and conditions of this Agreement, Investor shall invest and Company agrees to accept the capital fund investment amount of $_____. ("Investment"). In exchange for the Investment, the Company shall be granted an entitlement between seven and ten percent (7-10%) in the form of interest for the duration of a subsequent and consecutive eighteen (18) months commencing from the Effective Date of this Agreement.

> **1.2. Reduction for Oversubscription.** If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your promissory notes, as explained in the Disclosure Document.

2. Our Right to Reject Investment.

We have the right to reject your subscription for any reason or for no reason, at our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. No Certificate.

This is not a purchase of membership interest and as such, you will not receive any certificates representing any transfers of interest in the Company.

4. Your Promises.

You promise that:

4.1. **Accuracy of Information.** All of the information you have given to us at the Site (including without limitation information regarding your status as an accredited or non-accredited investor, your financial situation, income, net worth and/or assets, your prior investment history, and your experience in investing in private placements of securities of this nature, including through offerings of securities in crowdfunding offerings under Rule 4(a)(6) of the Securities Act ("Regulation CF"), is true, complete and accurate and we (and the Intermediary) may rely on it. If any of the information you have given to us or the Intermediary changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us or to the Intermediary is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed the Partnership Agreement of the Company (attached as an exhibit to the Disclosure Document) and understand its terms, including those dealing with distributions.

4.3. **Risks; Limited Voting Rights.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understood all of the risks described in the Disclosure Document. You understand that there are limited voting rights associated with the Securities, and consequently, you will have limited power to impact the operations of the Company.

4.4. **No Representations; Valuation.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment. Purchaser acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Purchaser further acknowledges that future offerings of securities by the Company may be made at lower valuations, with the result that Purchaser's investment will bear a lower valuation.

4.5. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.6. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement. Your investment will not violate any contract you have entered into with someone else.

4.7. **Acting On Your Own Behalf.** You are acting on your own behalf in entering into this Agreement and making this Investment, not on behalf of anyone else.

4.8. **Investment Purpose.** This is not a purchase of interest in the Company but rather an Investment in exchange for payment with an interest upon the completion and sale of the Project.

4.9. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.10. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.11. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or made any finding relating to the value or fairness of the investment.

4.12. **Restrictions on Transfer.** If applicable, you understand that your securities may not be transferrable and that securities laws also limit transfer. Investor agrees that Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding. Without limiting the foregoing, Investor agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Investment Agreement, it shall not transfer such securities except:

i.   To the Company;

ii.   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

iii.   As part of an offering registered under the Securities Act with the SEC; or

iv.   To a member of the Purchaser's family or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstance.

Purchaser understands further that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable under the Securities Act, a secondary market in the Securities may not develop. Purchaser understands that for these and other reasons, Purchaser may not be able to liquidate an investment in the Securities for an indefinite period of time.

4.13. **No Advice.** We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.14. **Tax Treatment.** We have not promised you any particular tax outcome from investing under this Agreement.

4.15. **Past Performance.** You understand that even if we have been successful in the past, this does not mean we will be successful with your Investment.

4.16. **Money Laundering; "Bad Actor" Compliance.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

Purchaser hereby represents that none of the "bad actor" disqualifying events described in Rule 503 of Regulation CF (a "Disqualification Event") is applicable to Purchaser or any of its

Rule 503 Related Parties. For purposes of this Agreement, "<u>Rule 503 Related Party</u>" shall mean with respect to any person, any other person that is a beneficial owner of such Purchaser's securities for purposes of Rule 503 of Regulation Crowdfunding. Purchaser agrees that, if Purchaser owns twenty percent (20%) or more of the Company's outstanding membership units at any time or otherwise becomes subject to Rule 503 of Regulation CF, Purchaser will complete, and cause any of its directors, officers, managers, partners or owners who are a beneficial owner of twenty percent (20%) or more of Purchaser's outstanding membership units to complete, a "Disqualification Event Questionnaire" containing representations as to potential Disqualification Events, and such questionnaire shall constitute a representation and warranty by Purchaser under this ~~Subscription~~ Investment Agreement. Purchaser will immediately notify the Company in writing if it becomes subject to a Disqualification Event at any date after Purchaser completes a Disqualification Event Questionnaire. If Purchaser becomes subject to a Disqualification Event at any date after the date that Purchaser completes a Disqualification Event Questionnaire, Purchaser agrees and covenants to use Purchaser's best efforts to coordinate with the Company (i) to provide documentation as reasonably requested by the Company related to any such Disqualification Event and (ii) to remedy such Disqualification Event (including, in the sole discretion of the Company, through the repurchase of all or any portion of the Securities from the Subscriber, out of funds legally available therefor, at the Repurchase Price (as defined below)) such that the Disqualification Event will not affect in any way the Company's or its affiliates' ongoing and/or future reliance on the exemptions available under Regulation CF promulgated under the Securities Act.

4.17. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.18. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

5. Confidentiality.

The information on the Site, including the information in this Agreement and if applicable, the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit.

6. Inaccurate or Fraudulent Information; CF SPV.

6.1   If we determine (in our sole discretion) that you provided us or the Intermediary with inaccurate or fraudulent information or have otherwise violated your obligations set forth herein, we may (but shall not be required to) modify the payment amount to the original investment amount WITHOUT inclusion of the interest.

6.2   In the event the Managers of the Company determine in good faith that it is advisable for the Company to utilize a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued pursuant to Regulation CF (a "CF SPV") in the future, you hereby consent to such reorganization and the issuance of interests in such CF SPV in exchange for the Securities and agree to take any and all actions determined by the Managers of the Company in good faith to be advisable to consummate such reorganization.

7. Execution of Partnership Agreement.

By signing this Agreement, you are also signing the Partnership Agreement, just as if you had signed a paper copy of the Partnership Agreement.

8. Governing Law.

Your relationship with us shall be governed by the North Carolina law, without taking into account principles of conflicts of law.

9. Arbitration.

9.1. **Right to Arbitrate Claims.** If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Partnership Agreement will be handled as provided in the Partnership Agreement.

9.2. **Place of Arbitration; Rules.** All arbitration will be conducted in the State of North Carolina unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

9.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

9.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

9.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision, or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

10. Consent to Electronic Delivery.

You agree that we may deliver all notices, tax reports, and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

11. Notices.

All notices between us will be electronic. You will contact us by email at fatima@habitsofheroes.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12. Limitations on Damages.

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

13. Waiver of Jury Rights.

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

14. Miscellaneous Provisions.

14.1. **No Transfer.** You may not transfer your rights or obligations.

14.2. **Right to Legal Fees.** If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

14.3. **Headings.** The headings used in this Investment Agreement (e.g., the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

14.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

14.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

[SIGNATURES CONTAINED ON FOLLOWING PAGES]

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.   The undersigned investor agrees that by signing below, such investor agrees to the terms of the Partnership Agreement and that this signature page shall act as a joinder to such agreement.

By: _____

Investor Signature

ACCEPTED: Harmonic Brass Real Estate Investments, LP
MANAGER:
Harmonic Brass Real Estate Investments, LP

(Sign) _____
Nicholas Riggins
CEO

Acceptance Date: _____

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN ENTITY

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.   The undersigned investor agrees that by signing below, such investor agrees to the terms of the Partnership Agreement and that this signature page shall act as a joinder to such agreement.

_____, a _____ _____

[Name of Entity Purchaser], a [state of organization] [type of entity]

By: _____, its _____

[title of representative of Purchaser]

Investor Signature

ACCEPTED: Harmonic Brass Real Estate Investments, LP
MANAGER:
Harmonic Brass Real Estate Investments, LP

(Sign) _____
Nicholas Riggins
CEO

Acceptance Date: _____

Exhibit E   Form of Note

NON-NEGOTIABLE PROMISSORY NOTE

Harmonic Brass Real Estate Investments, LP
Non-Negotiable Promissory Note

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER ANY STATE SECURITIES LAWS. THIS NOTE IS SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THIS NOTE UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THIS NOTE IS OFFERED AND ISSUED PURSUANT TO A FORM C FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 23, 2025, AND AN INVESTMENT AGREEMENT BETWEEN THE COMPANY AND THE PURCHASER.

Name of Purchaser		**Principal Amount**	$_____

FOR VALUE RECEIVED, Harmonic Brass Real Estate Investments, LP (the "Company"), hereby promises to pay to the Purchaser the Principal Amount indicated above, plus interest and other amounts described in the Company "Note Indenture" dated _____ the terms of which are hereby incorporated into this Non-Negotiable Promissory Note as if they were set forth in their entirety.

          IN WITNESS WHEREOF, the Company has caused this instrument to be signed by its duly authorized officer.

Harmonic Brass Real Estate Investments, LP

By _____
Nicholas Riggins
CEO

Exhibit F   **Note Indenture**

NOTE INDENTURE

Harmonic Brass Real Estate Investments, LP
Note indenture

This Note Indenture is entered into by Harmonic Brass Real Estate Investments, LP, a North Carolina Limited Partnership (the "Company"), and each person who acquires a promissory note referencing this Note Indenture (a "Purchaser").

Background

The Company offers promissory notes (the "Notes") pursuant to a Form C filed with the Securities and Exchange Commission on June 23, 2025 (the "Offering"). This Note Indenture sets forth certain terms applicable to the Notes that are not set forth in the Notes themselves.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Application of Note Indenture to Notes.** The Company and each Purchaser hereby agree that the terms of this Note Indenture shall apply to each Note, as if the terms of this Note Indenture were fully set forth in each Note.

2.   **Events of Default.** An "Event of Default" shall be deemed to have occurred for purposes of this Note Indenture if:

2.1. The Company fails to pay to a Purchaser any amount due under the Note held by such Purchaser and such failure continues for thirty (30) days following written notice from such Purchaser; or

2.2. The Company becomes subject to a voluntary or involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of sixty (60) days; or

2.3. The Company breaches its obligations under section 4 and such breach remains uncured for sixty (60) days following written notice from any Purchaser.

3.   **Consequences of Default.**

3.1. **Notice.** Upon the occurrence of an Event of Default, the Company shall notify all Purchasers, describing the circumstances of such Event of Default (a "Notice of Default"). The Company's Notice of Default shall be accompanied by a list showing, with respect to each Purchaser, the name and email address of such Purchaser as well as the amount outstanding with respect to the Note(s) held by such Purchaser.55

3.2. **Appointment of Representative.**

3.2.1. Selection. Upon the occurrence of an Event of Default, a single representative shall be appointed to represent all of the Purchasers as a group (the "Representative"). The Representative, who may but need not be a Purchaser, shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a Representative within sixty

(60) days following the Notice of Default, then the Company may select a Representative, who shall (i) not be employed by or affiliated with the Company, and (ii) have relevant experience representing the interests of bondholders or noteholders.

3.2.2. **Authority of Representative.** The Representative shall have the power, on behalf of each Purchaser, to pursue such remedies against the Company as may be available by law and pursuant to this Note Indenture, for the purpose of maximizing the return to the Purchasers as a group, and to settle the claims of each Purchaser on such terms as the Representative may determine in its sole and unlimited discretion, subject to the other provisions of this Note Indenture. The Representative may pursue such remedies notwithstanding that the Representative does not have physical possession of the Notes and without naming the Purchasers as parties.

3.2.3. **Power of Attorney.** Upon the appointment of a Representative, each Purchaser shall be deemed to have granted to the Representative a limited Power of Attorney for the purpose of carrying out such Representative's responsibilities under this Note Indenture. Each Purchaser shall, upon the request of the Representative, execute such additional documents and instruments as may be reasonably necessary to confirm such limited Power of Attorney and otherwise carry out the purposes of this Note Indenture.

3.2.4. **No Separate Claims.** No Purchaser may bring any claim against the Company to enforce the payment obligation evidenced by a Note. All such claims may be brought only by the Representative, acting on behalf of and in the name of each Purchaser.

3.2.5. **Release of Claims by Purchasers.** Each Purchaser hereby releases the Representative for all claims arising from the Representative's performance of its services pursuant to this Note Indenture, except and to the extent that such claims arise from the gross negligence or intentional misconduct of the Representative.

3.2.6. **Fees of Representative.** The fees of the Representative shall be paid by the Company, and no Purchaser shall be obligated to pay such fees directly, understanding that the fees paid to the Representative by the Company could reduce the amount ultimately paid to the Purchasers with respect to the Notes.

3.2.7. **Resignation of Representative.** A Representative may resign at any time by giving notice to the Company and all of the Purchasers at least thirty (30) days before such resignation is to become effective. Upon the resignation of a Representative a replacement shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a replacement Representative within sixty (60) days following the effective date of the resignation, then the Company may select a replacement Representative in accordance with section 3.2.1.

3.2.8. **Termination of Representative**. The services of a Representative may be terminated at any time by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, but only if they simultaneously appoint a replacement Representative.

3.3. **Remedies.**

3.3.1. **In General.** Upon the occurrence of an Event of Default, the Purchasers shall be entitled to any remedy that may be available by law. However, the Representative shall not, without the affirmative consent of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, have the right to accelerate the payment of outstanding principal with respect to the Notes.

3.3.2. **Additional Interest.** Following the occurrence of an Event of Default, and continuing while such Event of Default remains in effect, the interest rate payable with respect to each Note shall be increased by twenty percent (20%). For example, if the interest rate on a Note were ten percent (10%) before an Event of Default, it would be twelve percent (12%) following and during the continuance of an Event of Default.

3.3.3. **Expenses.** Following the occurrence of an Event of Default, and continuing while such Event of Default remains in effect, the Company shall be responsible for the reasonable fees of the Representative, the reasonable fees of attorneys engaged by the Representative, and all other reasonable costs of the Representative incurred to pursue the remedies set forth above.

3.4. **Application of Payments.**

3.4.1. **In General.** Following any Event of Default with respect to any Note, and continuing while such Event of Default remains in effect, the Company shall apply all payments made by the Company with respect to Notes in the following order of priority:

(a) First, to pay the expenses described in section 3.3.3;

(b) Second, to pay the interest due as of the date of such payment, in the order of the due dates of such interest, with the interest longest overdue paid first, and, if the amount available is insufficient to pay in full all interest due as of a given date, then to pay a *pro rata* portion of all such interest; and

(c) Third, to pay principal due as of the date of such payment, in the order of the due dates of such principal, with the principal longest overdue paid first, and, if the amount available is insufficient to pay in full all principal due as of a given date, then to pay a *pro rata* portion of all such principal.

3.4.2. **Payments Deemed Held in Trust.** Any Purchaser who receives payment while an Event of Default remains in effect in excess of the amount such Purchaser should have received pursuant to section 3.4.1 shall be deemed to be holding such excess in trust for the benefit of other Purchasers and shall return such excess on demand.

3.5. **Forbearance Not a Waiver.** If a Purchaser or the Representative delays in exercising or fails to exercise any of its rights under a Note or this Note Indenture, that delay or failure shall not constitute a waiver of any rights or of any breach or default. No waiver by a Purchaser or the Representative shall be effective unless the waiver is expressly stated in a writing and signed by the Purchaser or the Representative, as the case may be.

3.6. **Termination of Default.** An Event of Default shall be deemed to have been terminated upon the earliest to occur of:

3.6.1. The date the Representative and the Company entered into a settlement of all claims; or

3.6.2. If the acceleration of the outstanding principal with respect to the Notes has not been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers, all interest and principal due through such date, taking into account section 3.3.2; and (ii) to the Representative, all the expenses described in section 3.3.3; or

3.6.3. If the acceleration of the outstanding principal with respect to the Notes has been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers all interest and principal due through such date, taking into account section 3.3.2 and (ii) to the Representative, all the expenses described in section 3.3.3; but only if Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, agree to annul the demand for acceleration.

4. Limitation on Distributions.

4.1. **Certification Required.** Before making any distribution to its equity owners, the Company shall obtain from its Manager a certification that, in the opinion of the Manager, the remaining assets of the Company (*i.e.*, the assets remaining following such distribution) will, more likely than not, be sufficient to make all scheduled payments with respect to the Notes issued and outstanding at the time of such distribution.

4.2. **No Distributions Upon Default.** The Company shall not make any distributions to its equity owners (i) following the occurrence of an Event of Default, (ii) while such Event of Default remains in effect, or (iii) for a period of three (3) months following the termination of such Event of Default.

4.3. **Obligation to Return Distributions.** Before making any distribution to its equity owners, the Company shall obtain from each equity owner a binding written covenant that if an Event of Default occurs within six (6) months following the date of any distribution, such equity owner shall return to the Company the entire amount received by such equity owner during such six (6) month period.

4.4. **Limitation of Liability.** Neither the Company's Manager nor any person acting on behalf of the Company's Manager shall be liable to any person for having made a certification described in section 4.1 unless such person acted out of self-interest and with gross negligence or intentional disregard to the financial condition of the Company. In no event shall any such person be liable if, immediately following the distribution that was the subject of the certification, the aggregate outstanding indebtedness of the Company did not exceed eighty percent (80%) of the aggregate fair market value of all of the Company's assets.

5. Payments Required.

5.1. **Maturity Date.** The entire amount outstanding under each Note, including all outstanding principal, Regular Interest, and Participation Interest (as such terms are defined below), shall be due on June 30, 2027 (the "Maturity Date").

5.2. **Principal and Interest.** Interest ("Regular Interest") shall accrue on the outstanding principal of each Note at the rate between seven and ten percent (7 -10%) per year. Principal payments will be calculated over an 18-month amortization period. Interest will accrue the first year and be added to the principal balance owed. Principal and interest payments are expected to be paid back as a final balloon payment to each investor upon the sale of the property. However, if the Company's Cash Flow (as defined below) is less than the amount of all payments due, the Company may defer the shortfall until such time as it has sufficient Cash Flow. In that event, the unpaid Regular Interest shall bear interest at (10%) per year until paid. **See Exhibit G: Amortization Schedule attached.**

5.3. **Prepayment.** The Company may prepay any Note at any time, in whole or in part, without penalty.

6. Payment and Withholding.

6.1. **Payment.** All payments with respect to the Notes will be made as Automated Clearing House (ACH) deposits into an account designated by each Purchaser. To the extent a Purchaser does not authorize the Company to make such ACH distributions into a designated Purchaser account, payments to such Purchaser will be made by check and mailed to such Purchaser after deduction by the Company from each such check of a Fifty Dollar ($50) processing fee.

6.2. **Withholding.** If any withholding tax is imposed on any payment made by the Company to a Purchaser pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of the Company, the Purchaser shall provide the Company with an Internal Revenue Service Form W-9 or other similar withholding certificates of a state, a local, or foreign governmental authority such that the Company may make payments under the Note without deduction for or at a reduced rate of deduction for, any tax.

7. **Transfers.**

7.1. **Limitations on Transfers.** Notes may not be sold or otherwise transferred except with the consent of the Company, which may be withheld in the sole discretion of the Company.

7.2. **Conditions.** In the event a Purchaser proposes to transfer a Note, the Company may, but shall not be required to, impose reasonable conditions including but not limited to: (i) Notes may be transferred only in whole units, i.e., fractions of Notes may not be transferred; (ii) the transferee shall agree in writing to be bound by this Note Indenture; (iii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iv) the transferor and transferee shall together reimburse the Company for any reasonable expenses the Company incurs in connection with the transfer, including attorneys' fees.

7.3. **First Right of Refusal.** In the event a Purchaser (the "Selling Purchaser") desires to sell or otherwise transfer one or more Notes (the "Transfer Notes") to a third party, he shall notify the Company, specifying the Note(s) to be transferred, the purchase price, the form of consideration, and all other material terms, as well as a copy of the binding legal agreement setting forth such terms (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Company shall notify the Selling Purchaser whether the Company elects to purchase all (but not less than all) of the Transfer Notes. If the Company has not elected to purchase all of the Transfer Notes within the thirty (30) day period described above, the Selling Purchaser may proceed with the sale to the proposed purchaser. If the Company does not elect to purchase the Transfer Notes within the thirty (30) day period described above, and the Selling Purchaser and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradable securities to deferred payment obligations or non-tradable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Purchaser and the purchaser shall be treated as a new offer and shall again be subject to this section.

7.4. Exempt Transfers. The transfer of a Note to or for the benefit of a spouse, child or grandchild, or to a trust for their exclusive benefit, shall be exempt from the provisions of section 8; provided, however, that (i) the transferred Note shall remain subject to this Note Indenture, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Note Indenture; and (iii) the transferred Note shall not thereafter be transferred further in reliance on this section 8.4.

8. **Replacement of Indenture.**

8.1. **In General.** This Note Indenture may be amended at any time with the consent of the Company and Purchasers owning more than fifty percent (50%) of all outstanding Notes, measured by outstanding principal amount. If any amendment is proposed by the Company and not approved by such Purchasers within ninety (90) days, then the Company shall not again seek the consent of the Purchasers for such amendment for a period of an additional ninety (90) days.

8.2. **Amendment without Consent of Purchasers.** Without the consent of any Purchasers, the Company may amend this Note Indenture to:

8.2.1. Add to the obligations of the Company for the benefit of Purchasers of, or surrender any right or power conferred upon the Company;

8.2.2. Establish the form or terms of Notes;

8.2.3. Cure any ambiguity, defect, or inconsistency;

8.2.4. Amend restrictions on transferability of any Notes in any manner that does not adversely affect the rights of any Purchaser in any material respect;

8.2.5. Add to, change, or eliminate any of the provisions of this Note Indenture as applied to any Notes issued after the date of such change;

8.2.6. Secure the Notes; or

8.2.7. Make any other change that does not adversely affect the rights of any Purchaser.

9. **Related Parties.** In the event that Notes are held by persons related to the Company, such Notes shall be ignored (in both the numerator and denominator) for purposes of any provision of this Note Indenture requiring a vote of the holders of the Notes. A person shall be treated as "related" to the Company for these purposes if such person (i) is an officer, employee, or manager of the Company; (ii) is an officer, employee, or manager of the Manager of the Company; (iii) owns an equity interest in the Company or in the Manager of the Company; or (iv) bears a relationship to the Company described in section 267(b) or section 707(b) of the Internal Revenue Code, in each case substituting the phrase "at least 10%" for the phrase "more than 50%."

10. **Miscellaneous.**

10.1. **Electronic Delivery.** All communications from the Company to Purchasers, including but not limited to all tax forms, shall be via electronic delivery.

10.2. **Notice.** Any notice or document required or permitted to be given under this Note Indenture may be given by a party or by its legal counsel and shall be deemed to be given on the date transmitted by electronic mail (or by overnight delivery service, if applicable law does not permit notice by electronic mail), to fatima@habitsofheroes.com if the recipient is the Company, or the email address used by the Purchaser when purchasing a Note, if the recipient is a Purchaser, or such other address as a party may designated by notice complying with this section.

10.3. **Not Redeemable.** Notes are not redeemable at the option of a Purchaser.

10.4. **No Sinking Fund.** Notes are not entitled to any sinking fund.

10.5. **Governing Law**. This Note Indenture and each Note shall be governed by the internal laws of Michigan without giving effect to the principles of conflicts of laws. Each Purchaser hereby (i) consents to the personal jurisdiction of the Michigan courts or the Federal courts located in Michigan, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Purchaser, (iv) consents to service of process by notice sent by regular mail to the address used by the Purchaser to register at the Site and/or by any means authorized by Michigan law, and (v) if such Purchaser is not otherwise subject to service of process in Michigan, agrees to appoint and maintain an agent in Michigan to accept service, and to notify the Company of the name and address of such agent.

10.6. **Waiver of Jury Trial.** Each Purchaser acknowledges and agrees that any controversy that may arise under this Note Indenture or any Note is likely to involve complicated and difficult issues and, therefore, each Purchaser irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action.

IN WITNESS WHEREOF, the parties have executed this Note Indenture as of the date first written above.

Harmonic Brass Real Estate Investments, LP

Signed by:

By Nicholas Riggins

D5D05FA58D24443...

Nicholas Riggins
CEO

Exhibit G   Amortization Schedule

Amortization Schedule Summary

Loan Amount:	$250,000.00
Term:	6 Quarterly Payments
Final Payment Date:	6/30/2027
Total Interest Paid:	$21,518.28
Total Principal Repaid:	$250,000.00
Total Amount Paid:	$271,518.28

No.	Due Date	Additional Payment	Interest	Principal	Balance
					$250,000.00
1	3/31/2026	-	$6,028.42	$39,224.63	$210,775.37
2	6/30/2026	-	$5,082.57	$40,170.48	$170,604.89
3	9/30/2026	-	$4,113.91	$41,139.14	$129,465.75
4	12/31/2026	-	$3,121.90	$42,131.15	$87,334.60
5	3/31/2027	-	$2,105.96	$43,147.09	$44,187.51
6	6/30/2027	-	$1,065.52	$44,187.51	$0.00

Exhibit H   **Pitch Deck**



HARMONIC BRASS REI

a division of Habits of Heroes, LLC

BUSINESS STEWARDSHIP AND ENGAGEMENT

NAICS: 493110, 493190, 551112. 551114 531390

Update 10 Dec 2023




HARMONIC BRASS REI

CONTENTS OF THIS DOCUMENT

SUMMARY

Harmonic Brass REI is a subsidiary owned by Habits of Heroes LLC, where we excel at making leadership easier. Across private, public, and federal government sectors, we've been instrumental in helping organizations meet and exceed their organizational improvement goals. Harmonic Brass REI is your trusted partner for enhancing LEED real estate development needs, delivering top-notch logistics services, and ensuring seamless program management. Experience the ease of leadership with Habits of Heroes by your side.

HIGHLIGHTS

- Self managed through our Property Management Institute Franchise.
- All properties have good title, free of liens, encumbrances and special assessments.
- LEED Net Zero building standards

NET ZERO STRATEGY

We have established an ambition to attain net-zero status across our entire assets under development and management. Our portfolio is strategically aligned with best practices in climate action, reflecting our commitment to exclusively develop net-zero emissions in all managed assets.

Our dedicated efforts and commitment to the assets under management have positioned us as a frontrunner in the pursuit of net zero. Building upon this distinguished position, we aspire to amplify our impact and play a more substantial role in facilitating the transition to a net-zero future.




HARMONIC BRASS REI

OUR BRANDS

Anytime Storage (Boat & RV)

401 Pitts School Rd NW Concord, NC 28027

Discover unparalleled RV and boat storage at our prime location in Concord, NC. Boasting 50 boat spots, 18 RV spots, and zoned I-L, this site is equipped with a large ice vending machine, ensuring a comprehensive storage solution.



Public Storage Managed

4115 Corbin Rd Greensboro, NC 27407

Strategically positioned in Greensboro, NC, our Public Storage development caters to a growing population within a 3-mile radius. With 51% of households in the area being renters, our storage services meet a crucial demand in an undersupplied market.



V.D. Grace Apartments -

1048 W. Barton St Greensboro, NC 27407

Immerse yourself in sustainable living at V.D. Grace Apartments in Greensboro. This eco-conscious housing project features 36 market-rate rental units, each offering 3 bedrooms and 2 bathrooms, perfectly aligning with the city's aesthetic and functional aspirations.



Community Care Duplex

Day Care /Senior/ Veteran Care Duplex

3427 Seawell St Fayetteville, NC

Our duplex development offers dual residential units within a single building, making it an ideal choice for investors, homeowners, daycare owners and senior living seeking rental income or dual-occupancy options.

125 Spell Rd Hope Mills, NC
Designed as our Veterans Housing program's primary location.
With attractive market conditions for veterans with nursing home needs, including rising sale prices and square footage rates, this development meets the unique needs of transitioning service members.





HARMONIC BRASS'S CAPITAL STACK

The project's scope and components below are providing a glimpse into the immense opportunities Harmonic Brass has on future projects. We welcome a deeper dive into the financial background of success as we outline the entire capital stack, meticulously breaking down current investments to offer a comprehensive understanding of additional projects.

Our goal is the financial data enriches your understanding of the project's trajectory, ensuring you make informed investment decisions. Join us in unleashing growth: Exponential Momentum, Balanced Sustainability, Sustainable Growth

• Additional projects & pipeline

Project	Progress	Location	Role	CPS	ADV	Schedule
Radisson Red (LEED, NET Zero)	Vertical Ready Foundation Set	Mokena, IL	KP	$1.5M	$6M	start Q2 2023 done Q4 2025
Hotel Brand Unknown	Predesign	Orangeburg, SC	Dev.	$10M	$30M	start Q3 2023 done Q4 2026





HARMONIC BRASS'S BACKGROUND & TEAM

Harmonic Brass Real Estate LP. is a build, own, and manage real estate development company based in Charlotte, NC, that balances acquisitions and developments throughout the Carolina's. Partners and principals of the firm have a combined experience of over 50 years in architecture, MBAs, and supply chain management. Founded in 2020, Harmonic Brass continues to focus on subtable investment opportunities in the Southeast and has developed since its inception.

• Additional recent projects & pipeline

Project	Location	Units	Value	Schedule
Barton Apartments	Greensboro, NC	36	$6M	start Q3 2023 done Q4 2024
Sumter Expressway PH !	Sumter, SC	1 bldg	$5M	start Q3 2023 done Q2 2024
Sumter Expressway PH 2	Sumter, SC	2 bldgs	$40M	start Q2 2024 done Q3 2025
Greensboro Colissum Hotel, Office	Greensboro, NC	2 bldgs	$25M	start Q2 2024 done Q4 2025



OWNERS, AND PARTNERS INFORMATION

Nicholas Riggins, CEO & Co-Owner

As a U.S Air Force Veteran, founder, president, and CEO of Harmonic Brass, Nicholas Riggins has successfully developed and evolved an impressive portfolio of residential, commercial, and industrial properties. A major real estate owner in the region, Mr. Riggins owns or is building, owning and managing over $70 million worth of assets. Mr. Riggins earned his M.B.A and Masters in Organizational Leadership & Development from Pfeiffer University.

Brandi Riggins, CPO & Co-Owner

An experienced Human Resource professional with a background in Employee Relations, Organizational Design, and Leadership Development. With 20+ years of experience focused on results, workplace satisfaction, and relationships, I am an energetic, hands-on leader. Contributed to the development of compensation practices, performance review processes, and leadership development programs incorporating diversity. Brandi holds a Masters degree in Organizational Leadership and Development.

Ron Roberson, Director of Vender Management

Ron, a 30-year US Navy Submariner, oversees Harmonic Brass' day-to-day relationships with its construction partners, working closely with Nick, Brandi and our strategic partners. His experience includes supervising Chief Engineers and Operating Engineers, as well as performance management, staff selection and placement, infrastructure design, controls and governance, maintenance, operational controls, and compliance. As well as providing operational risk oversight of partners and vendors during daily operations at the facility. Verify records of work authorizations, training, and maintenance for construction partners. Ron has a BS in Operations Management from Excellisor University.

Nicole Bonilla, Project Manager

Nicole, is an accomplished professional with a robust educational background. She holds a Bachelor of Science in Computer Science from the University of North Carolina - Charlotte with a concentration in Data Science and a minor in Mathematics. Nicole holds an Associates in Computer Science from Central Piedmont Community College. She graduated magna cum laude and was actively involved in leadership positions and community service. Additionally, her skill set includes proficiency in SQL, Java, C#, Python, AWS, and Tableau.

Fatima Lewis, Portfolio Manager

Fatima Lewis is a Program Manager specializing in financial planning services with extensive FINRA oversight experience, holding multiple securities licenses (Series S10, S24, S63, S65, S66, S7, and S9). She supervises over 60 financial advisors, provides leadership training, conducts risk-based reviews, resolves client issues, and ensures compliance through thorough documentation and trend analysis. Fatima is a Registered Investment Advisor and holds a Bachelor of Science in Business and Finance.




HARMONIC BRASS REI

BUSINESS CREDIT APPLICATION

• Loan Request Information

Purpose of Loan: Construction Loan for vertical construction component of project

Amount Requested: $935,603.00

Term Requested: 30 years

Collateral Description: 401 Pitts School Rd NW Concord, NC 28027

• Owner's Information

Nicholas Riggins Title: Chief Executive Officer/ Veteran Ownership %: 51%

Brandi Riggins Title: Chief Personnel Officer/ Ownership %: 49%

• Applicant Information

Legal Name of Applicant/ Date Established: Harmonic Brass Real Estate Investments, LP/ Est. 2020

Business Address: 301 S McDowell Street, Suite 125 - 1071 Charlotte, NC 28204

Key Contact Name: Nicholas Riggins/ 704.999.8557/ info@harmonicbrassrei.co



• Loan References

Please find Harmonic Brass's loan references below. If you would like additional information, please contact us.

Reference Loan #1

Name of Lender:	Compass Quest LLC
Type of Loan:	Land Acquisition Bridge
Collateral Description:	401 Pitts School RD Northwest
Loan Amount/ Monthly Payment:	375,00.00/ $2,000
Status:	Paid in Full
Outstanding Balance	$0.00
POC/Email/ Phone:	Charles Santaularia/ 785.766.0773/ marbellaventures@gmail.com

Reference Loan #2

Name of Lender:	Linda Hill
Type of Loan:	Land Acquisition
Collateral Description:	No collateral
Loan Amount/ Monthly Payment:	$110,000.00/ $0.00
Status:	Paid in Full
Outstanding Balance	$0.00
POC/Email/ Phone:	Linda Hill/ 704.907.1777/ lindahill97@yahoo.com




• Other Information

Does any customer or supplier currently account for more than 20% of your business:	NO
Has the applicant ever declared bankruptcy or had any judgements, repossessions, garnishments or other legal proceeding filed against them or settled any debt for less than the amount owed?	NO
Has the applicant ever obtained credit under another name?	NO
Are any tax obligations, including payroll or real estate taxes, past due?	NO
Is the applicant liable on debts not shown, including any contingent liabilities such as leases, endorsements, guarantees, etc?	NO
Are any assets shown on the business financial statement pledged or assigned?	NO
Is the business and its principals current on tax filings?	YES
Is the applicant currently a defendant in any suit or legal action?	NO




Statement of Real Estate Owned

Address	Photo	County	Beds	Baths	SqFt	Lot Size	Property Type	Owner Names	Ownership Length	Current Loans	Est. Value	Occupancy
1048 W Barton St Greensboro, NC 27407		Guilford	64			40,946	Residential (general) (single)	1048 W Barton St Llc	5 Months	$0	$19,599	Occupied
1050 W Barton St Greensboro, NC 27407		Guilford				30,492	Residential (general) (single)	1048 W Barton St Llc	5 Months	$0	$25,800	Occupied
1052 W Barton St Greensboro, NC 27407		Guilford	64			23,958	Residential (general) (single)	1048 W Barton St Llc	5 Months	$0	$170,548	Occupied
1119 E Barton St Greensboro, NC 27407		Guilford	64			26,314	Residential (general) (single)	1048 W Barton St Llc	5 Months	$0	$25,715	Occupied
125 Spell Dr Hope Mills, NC 28348		Cumberland	3	1.5	988	43,560	Single Family Residential	Harmonic Brass Real Estate I	19 Years 8 Months	$99,915	$132,714	Occupied
12908 Pumpkin Way Dr Mint Hill, NC 28227		Mecklenburg	5	4.5	4,147	16,731	Single Family Residential	Riggins Nicholas S Riggins B	4 Years 9 Months	$377,182	$774,913	Occupied
319 E Eichel Ave Evansville, IN 47711		Vanderburgh	2	1	990	3,225	Single Family Residential	319 E Eichel Ave Llc	1 Year 4 Months	$81,899	$98,137	Occupied
3427 Seawell St Fayetteville, NC 28306		Cumberland	3	2	1,064	11,326		Harmonic Brass Real Estate I	23 Years 1 Month	$0	$119,495	Occupied
401 Pitts School Rd Nw Concord, NC 28027		Cabarrus				220,326	Industrial (general)	Harmonic Brass Real Estate I	2 Years 1 Month	$0		Occupied
878 Henley Cir Davenport, FL 33896		Polk	5	3	2,834	6,172	Single Family Residential	Riggins Nicholas Riggins Bra	2 Months	$473,821	$486,885	Occupied

Exhibit I   **Bad Actor Checks**

North Capital Private Securities: Bad Actor Check



Name of covered person: Harmonic Brass Real Estate Investments, LP

Date: June 2, 2025

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that Harmonic Brass Real Estate Investments, LP is likely: **QUALIFIED**	✔
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✔
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✔
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✔
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✔

North Capital Private Securities: Bad Actor Check



Name of covered person: Nicholas Riggins

Date: June 2, 2025

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that **Nicholas Riggins** is likely: **NOT DISQUALIFIED**	**!**
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✔
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✔
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✔
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✔

North Capital Private Securities: Bad Actor Check



SEC Cease-and-Desist Orders Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details:** No information indicating a SEC cease-and-desist order was found.	✓
Self-Regulatory Organization Orders Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details:** No information indicating a self-regulatory organization order was found.	✓
SEC Stop Orders Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details:** No information indicating a SEC stop order was found.	✓
USPO Orders United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details:** No information indicating a USPO order was found.	✓
Other Information Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** Other derogatory other information was found. See Exhibit A for more information.	!

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

Exhibit A

A North Carolina record search on Nicholas Riggins uncovered the following:

Morgan Surveying, Inc. VS Nicholas Riggins	§	Location:	Mecklenburg District Court
	§	Filed on:	06/17/2024

Case Information

File Date 06/18/2024		Case Type:	Civil Magistrate Small Claim Action (Not Summary Ejectment)
Filed By Morgan Surveying, Inc.	**Filed Against** Riggins, Nicholas	Case Status:	**07/26/2024 Disposed - Dismissal on Order of the Court**
Cause of Action CV - Money Owed	**Description/Remedy** Action		

For more information on this case please search for Nicholas Riggins at the following record search: https://portal-nc.tylertech.cloud/Portal/

North Capital Private Securities: Bad Actor Check



Name of covered person: Brandi Riggins

Date: June 2, 2025

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that **Brandi Riggins** is likely: **QUALIFIED**	✔
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✔
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✔
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✔
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✔

North Capital Private Securities: Bad Actor Check



SEC Cease-and-Desist Orders

Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

Details: No information indicating a SEC cease-and-desist order was found.



Self-Regulatory Organization Orders

Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

Details: No information indicating a self-regulatory organization order was found.



SEC Stop Orders

Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

Details: No information indicating a SEC stop order was found.



USPO Orders

United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Details: No information indicating a USPO order was found.



Other Information

Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering.

Details: No derogatory other information was found.



Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

North Capital Private Securities: Bad Actor Check



SEC Cease-and-Desist Orders Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details:** No information indicating a SEC cease-and-desist order was found.	
Self-Regulatory Organization Orders Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details:** No information indicating a self-regulatory organization order was found.	
SEC Stop Orders Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details:** No information indicating a SEC stop order was found.	
USPO Orders United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details:** No information indicating a USPO order was found.	
Other Information Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.